December 10, 2008

DST Systems, Inc.

1055 Broadway, 7th Floor

Kansas City, MO 64105

Attn: Group Vice President – Full Service

Dear Sir or Madam:

Lord Abbett Municipal Income Trust (the “Fund”), as a party to the Agency Agreement by and between the Lord Abbett Family of Funds and DST Systems, Inc. dated July 1, 2004 (the “Agreement”), requests an amendment to the Agreement pursuant to Sections 20.14, 2.3, and 2.2.

Section 20.14 provides that the Agreement may be “amended, supplemented, or modified only by an amendment.” Section 2.3 of the Agreement provides that, “In the event that a … new series of a Fund is created in any existing business trust or any other entity which is registered as an Investment Company under the 1940 Act on the Agent’s System as of the Execution Date, such …series…shall engage the Agent to perform the Services under this Agreement by executing and delivering to the Agent a document accepting this Agreement (including giving effect to all Amendments and Service Orders that have become effective after the Execution Date), together with such documentation as is described by Section 2.2 [(captioned “Documentation”)] and otherwise appropriate. The appointment of the Agent on behalf of…any new series of a Fund shall become effective upon the Agent’s receipt of such counterpart executed by such …new series of a Fund.”

This letter is to notify DST Systems, Inc. that on September 11, 2008, a majority of the Fund’s Trustees executed an Amendment to the Declaration and Agreement of Trust establishing a new Series of the Fund, the legal name of which is as follows: Lord Abbett Short Duration Tax Free Fund (the “Series”). It is the Fund’s desire to have DST Systems render services as transfer agent, dividend disbursing agent, and shareholder servicing agent to the Series under the terms of the Agreement; therefore, the Fund requests that DST Systems, Inc. agree, in writing, to provide such services to the Series thereby making the Series a Series under the terms of the Agreement.

Attached is a Secretary’s Certificate and accompanying resolutions and documentation in accordance with the Agreement.

It is currently anticipated that the registration statement for the Series will become effective on December 10, 2008. Accordingly, we appreciate your prompt attention to this matter. Please indicate DST Systems, Inc.’s acceptance by signing below.

Lord Abbett Municipal Income Trust

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan Vice President and Secretary

Accepted:

/s/ Jonathan Boehm
Group Vice President – Full Service DST Systems, Inc. Enclosures